May 8, 2023

Dear fellow Mexican Grill, Inc. Shareholder,

Support Proposal 6 Requesting a Non-Interference Policy

I urge you to support Proposal 6, a shareholder proposal, at the Mexican Grill (“Chipotle”) annual meeting on May 25, 2023. The proposal, submitted by the New York City Retirement Systems, requests that the Chipotle Board of Directors adopt a Non-Interference Policy (the “Policy”) that would apply when the company’s employees seek to exercise their fundamental human right to form or join a labor union and engage in collective bargaining. These are rights that are incorporated in the International Labour Organization’s (ILO) Declaration on Fundamental Principles and Rights at Work (“ILO Fundamental Principles”).

This proposal is necessary due to Chipotle’s alleged interference with employees at multiple U.S. locations who have taken steps to form or join a union. Chipotle has allegedly retaliated, by firing employees, and in one extreme case, by resorting to closing a store. These alleged violations of U.S. labor law and global human rights standards expose the company to significant legal and reputational risks, and negatively impact the company’s human capital.

The Policy, if implemented, would not infringe on Chipotle’s own freedom of expression. ILO Fundamental Principles recognize a company’s right to freedom of expression. In exercising this right, companies may not make any direct or indirect threats, create an atmosphere of intimidation or fear, or retaliate against employees exercising their right to freedom of association.1

By adopting the Policy, Chipotle can demonstrate its commitment to uphold international human rights standards and mitigate the legal and reputational risks associated with management's reported human rights practices and alleged violations of U.S. labor laws. The Policy would advance the company’s commitment to its human capital and may reduce the company’s extremely high hourly employee turnover, which averaged 193% in 2022,2 well above the fast-food industry average of 130%.3

Chipotle has a history of alleged violations of labor laws that have been costly to the company. In addition to interference with workers seeking to form or join a union, Chipotle has paid tens of millions of dollars to settle allegations related to child labor, wage and hour violations, and sexual harassment and discrimination.

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1 https://www.ilo.org/empent/areas/business-helpdesk/faqs/WCMS_DOC_ENT_HLP_FOA_FAQ_EN/lang--en/index.htm

2 Chipotle’s 2022 Sustainability Report; available at https://www.chipotle.com/content/dam/chipotle/global-site-design/en/documents/sustainability/2022/Chipotle_2022_SustainabilityReport.pdf

3 https://fortune.com/2023/04/05/chipotle-ceo-brian-niccol-automation-retention-chipotlanes-inflation/

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Chipotle’s written response to Proposal 6 misses the point.

Chipotle's Board of Directors’ recommendation to vote against Proposal 6, because the company already complies with all laws related to freedom of association and collective bargaining, is dubious and the subject of investor concern. More fundamentally, it demonstrates a misunderstanding of the Proposal’s request. Proposal 6 requests that Chipotle adopt and disclose a Policy that upholds the rights to freedom of association and collective bargaining in its operations, as reflected in the ILO Fundamental Principles. A Chipotle Policy would highlight and further support the company’s obligation to comply with U.S. law and its commitment to recognized international human rights norms.

Chipotle can comply with U.S. law and global human rights standards that apply to labor.

Proposal 6 expects Chipotle to comply with U.S. labor law and commit to globally recognized international human rights standards that respect the rights of freedom of association without interference and collective bargaining, as reflected in the ILO Fundamental Principles.

In its Code of Ethics, Chipotle states that in addition to applicable laws, it “support[s] and align[s] around the standards set out in U.N. Universal Declaration of Human Rights (UDHR).”4 The UDHR encompasses a broad range of civil, political, economic, social, and cultural rights, including freedom of association, while the ILO Fundamental Principles specifically address labor rights, including the relevant international standards for freedom of association and collective bargaining.

These standards have been established by the ILO in the ILO Core Convention No. 87 (Protection of the Right to Organise)5 and Convention No. 98 (Collective Bargaining),6 which are incorporated in the ILO Fundamental Principles. ILO Convention No. 98 provides “[w]orkers’ and employers’ organisations shall enjoy adequate protection against any acts of interference by each other or each other’s agents or members in their establishment, functioning or administration.”7

Proposal 6 explicitly requests that the Policy include a commitment such that “where national or local law is silent or differs from international human rights standards, Chipotle will follow the higher standards.” This provision would align Chipotle’s Policy with the United Nations Guiding Principles on Business and Human Rights, the OECD Guidelines for Multinational Enterprises, and the human rights policies of numerous companies across industries.

Companies including Apple,8 Citigroup,9 General Motors,10Microsoft,11 Manulife,12 McDonalds, 13 Novartis,14 and Pepsico,15 commit to follow the higher standards where national or local law is silent or differs from international human rights standards. Moreover, General Motors, McDonalds and Pepsico go further by committing to seek ways to honor the principles of internationally recognized human rights even when they are in conflict with national law, a commitment also made by the more than 12,000 companies based in over 160 countries that have signed on to the UN Global Compact.16

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4 https://filecache.investorroom.com/mr5ir_chipotle/281/download/Code%20of%20Ethics%202021%20-%20External.pdf

5 Convention C087 - Freedom of Association and Protection of the Right to Organise Convention, 1948 (No. 87) (ilo.org)

6 Convention C098 - Right to Organise and Collective Bargaining Convention, 1949 (No. 98) (ilo.org)

7 Ibid.

8 https://s2.q4cdn.com/470004039/files/doc_downloads/gov_docs/2020/Apple-Human-Rights-Policy.pdf

9 https://www.citigroup.com/rcs/citigpa/akpublic/storage/public/citi_statement_on_human_rights.pdf

10 https://www.gmsustainability.com/_pdf/policies/GM_Global_Human_Rights_Policy.pdf

11 https://www.microsoft.com/en-us/corporate-responsibility/human-rights-statement?activetab=pivot_1%3aprimaryr5

12 https://www.manulife.com/content/dam/corporate/global/en/documents/pas/Global-Human-Rights-statement-EN.pdf

13 https://corporate.mcdonalds.com/content/dam/sites/corp/nfl/pdf/McDonalds_Human_Rights_Policy.pdf

14 https://www.novartis.com/sites/novartis_com/files/novartis-human-rights-commitment-statement.pdf

15 https://www.pepsico.com/docs/default-source/sustainability-and-esg-topics/pepsico-global-human-rights-policy.pdf?sfvrsn=812963a8_6

16 https://unglobalcompact.org/

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Chipotle should respect international norms with respect to freedom of association, which simply put is the right to non-interference, and collective bargaining. While U.S. law recognizes the rights of workers to join or not join a union, anti-union practices such as captive audience meetings (reportedly held by Chipotle17), may be permissible under U.S. law but may be considered interference under international norms.18 Nothing in U.S. labor law, however, prevents companies from complying with international norms when it comes to inherently coercive conduct such as captive audience meetings.

Proposal 6 would not infringe on Chipotle’s freedom of expression.

A non-interference policy would not infringe on Chipotle’s right to freedom of expression. However, companies may not make any direct or indirect threats, create an atmosphere of intimidation or fear, or retaliate against employees exercising their right to freedom of association.19

Because rights to freedom of expression apply to unions and companies, some companies take steps to ensure that these rights may be exercised by both. For instance, Ben and Jerry’s recently adopted "Fair Election Principles," which state that if the company holds a meeting with workers on company time to discuss unionization, the union organizing its workers may hold a meeting of equal length on company time.20

Chipotle has allegedly interfered where workers have sought to form or join unions.

Two unfair labor charges were filed against Chipotle in Augusta, Maine, which alleged that after employees filed a union petition with the National Labor Relations Board (NLRB), Chipotle unlawfully closed its Augusta store and terminated staff on the very day the NLRB hearing on the petition was scheduled to commence.21

In March 2023, before an Administrative Law Judge heard the case, the NLRB Region 1-Boston Regional Director approved a settlement in which the company agreed to pay $240,000 to 24 workers. The company also agreed to offer preferential rehiring of those employees at other Maine locations. The post-settlement statement from the NLRB’s Regional Director, Laura Sacks, specifically stated that the Chipotle employees were “unlawfully terminated,” which aligns with the proponent’s Supporting Statement, which Chipotle challenged in its Opposition Statement as “false.” Chipotle presumably characterizes the statement regarding the Maine restaurant as false simply because there was no determination by a judge.22 This is hair-splitting, and the fact remains that the NLRB’s Regional Director described these terminations as unlawful and Chipotle agreed to offer preferential hiring of the terminated employees as part of its settlement with the NLRB.

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17 https://hellgatenyc.com/chipotle-nyc-worker-organizing-retaliation

18 Captive audience meetings are meetings that workers are required to attend on company time where they are subjected to anti-union views. Such meetings are permitted under U.S. law so long as they “predict” negative consequences if workers choose union representation and do not directly “threaten” such negative consequences. Labor rights experts have argued that the distinction between "predictions" and "threats" is not always apparent to workers and can be perceived as a threat either way. (https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/644acbf372edb233abe6c4ea/1682623475244/Labor+Rights+at+Amazon+FAQ.pdf; https://repository.uclawsf.edu/cgi/viewcontent.cgi?article=3573&context=hastings_law_journal);

19 https://www.ilo.org/empent/areas/business-helpdesk/faqs/WCMS_DOC_ENT_HLP_FOA_FAQ_EN/lang--en/index.htm

20 https://twitter.com/ScoopersUnited/status/1648779192576757764/photo/2

21 https://www.nlrb.gov/news-outreach/region-01-boston/nlrb-region-1-boston-obtains-settlement-with-chipotle-with-240000-in#:~:text=
The%20settlement%20resolved%20two%20unfair, petition%20was%20scheduled%20to%20commence.

22 Ibid.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Moreover, Chipotle’s alleged retaliation in Maine was not an isolated incident. Since 2015, Chipotle has reportedly terminated employees engaged in protected union activity at stores in St. Louis, Missouri,23 Havertown, Pennsylvania,24 and Denver, Colorado.25 In each case, Chipotle was ordered to reinstate the unlawfully fired employees. As of March 27, 2023, there were 10 open cases reportedly involving Chipotle with the NLRB,26 including a 2019 complaint alleging that Chipotle fired an employee at a store in New York City in retaliation for complaining about workplace problems and trying to organize a union.27

Even if a case is settled before a final determination by a judge, the complaint itself as well as the underlying conduct can have significant consequences, including negative publicity and legal costs, and lead to the obligation to provide remedies to the affected employees.

Chipotle’s additional alleged labor law violations highlight potential benefits of Proposal 6.

The rights to freedom of association and collective bargaining are considered “enabling” rights, meaning they are essential prerequisites for all other rights at work, such as the right to fair wages and working conditions, and the right not to be discriminated against and freedom from child labor. Ensuring that Chipotle’s employees can exercise their fundamental rights to freedom of association and collective bargaining would make it more difficult for the company to engage in labor practices that create reputational risks and can lead to costly legal settlements.

Chipotle has paid tens of millions to settle alleged labor law violations in multiple jurisdictions relating to child labor, wage and hour violations, and sexual harassment and discrimination.

•	In 2022, Chipotle agreed to a settlement reportedly worth more than $20 million to settle violations of New York City’s scheduling and sick leave laws affecting approximately13,000 workers from 2017 to 2022.[28]
•	In 2022, Chipotle agreed to pay almost $8 million to settle allegations of child labor law violations in New Jersey after a State Labor Department audit found approximately 30,660 alleged violations related to minors working at Chipotle stores across the state.[29]
•	In 2020, Chipotle agreed to pay close to $2 million to settle allegations of child labor law violations in Massachusetts involving more than 13,000 estimated child labor violations and other state wage and hour law violations[30] and paid a smaller civil monetary penalty for child labor violations in California.[31]

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23 https://www.nrn.com/government/nlrb-orders-chipotle-reinstate-fired-employee

24 https://money.cnn.com/2016/08/24/pf/jobs/chipotle-social-media-nlrb/

25 https://www.nrn.com/government/nlrb-orders-chipotle-reinstate-fired-employee

26 https://apnews.com/article/chipotle-union-store-closure-settlement-lawsuit-af89f99249bd805fd714751bae040181

27 https://www.cnbc.com/2019/12/20/chipotle-accused-of-violating-us-labor-law-on-union-organizing.html

28 https://www.nytimes.com/2022/08/09/business/economy/chipotle-labor-nyc.html

29 https://www.nj.com/news/2022/09/chipotle-to-pay-77m-to-nj-in-groundbreaking-case-over-child-labor-law-violations-state-says.html

30 https://www.mass.gov/news/ag-healey-chipotle-reach-nearly-2-million-settlement-to-resolve-child-labor-and-earned-sick-time-violations

31 https://www.dol.gov/newsroom/releases/whd/whd20201230

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

•	Chipotle agreed to pay $15 million in 2017[32] and $8 million in 2021[33] to settle separate class action lawsuits concerning overtime wage disputes.
•	Chipotle agreed to pay nearly $8 million in 2016 to settle a sexual harassment lawsuit involving a former 16-year-old female employee[34] and has faced multiple sexual harassment lawsuits from the U.S. Equal Employment Opportunity Commission (EEOC) over the past five years. Most recently, in 2022, the EEOC filed a lawsuit alleging that Chipotle violated federal law by subjecting a female employee to sexual harassment. Despite receiving complaints of unwanted sexual advances, sexual comments and sexually offensive conduct, including sexual contact, the lawsuit alleges that Chipotle failed to investigate the complaints or take any steps to stop the sexual harassment. It was at least the fourth sexual harassment lawsuit that the EEOC filed against a Chipotle facility in the preceding five years.[35]

Summary

Respecting employees’ fundamental rights to form or join a union and to bargain collectively is a sound human capital management practice that would benefit employees and support Chipotle’s long-term value creation.

Chipotle’s alleged interference when its workers seek to exercise these rights, including the closure of the Augusta, Maine store and the firing of workers at other stores, concerns long-term shareholders and highlights the need for a Non-Interference Policy. By adopting Proposal 6, Chipotle can align its labor practices with international labor standards, possibly help reduce employee turnover, and mitigate the legal, reputational, and human capital management risks associated with the company’s alleged violations of labor laws.

I urge you to vote FOR Proposal 6 to help ensure that Chipotle respects its employees’ fundamental human rights. For questions, please contact Michael Garland, Assistant Comptroller for Corporate Governance and Responsible Investment in the New York City Comptroller’s Office at mgarlan@comptroller.nyc.gov.

Thank you for your support.

Sincerely,

Brad Lander

New York City Comptroller

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32 https://www.restaurantdive.com/news/chipotle-to-settle-2017-overtime-dispute-with-15m-payout/596022/

33 https://www.workingsolutionsnyc.com/blog/chipotle-finally-reaches-an-8-million-settlement-after-a-lengthy-overtime-class-action-lawsuit

34 https://money.cnn.com/2016/09/29/news/chipotle-teen-worker-wins-sexual-assault-case/index.html

35 https://www.eeoc.gov/newsroom/eeoc-sues-chipotle-mexican-grill-inc-sexual-harassment

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.